Overseas Shipholding Group, Inc.

1301 Avenue of the Americas, New York NY 10019

May 4, 2015

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Overseas Shipholding Group, Inc.
Request to Withdraw Registration Statement on Form S-1 (Registration No. 333-198278)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Overseas Shipholding Group, Inc., a Delaware corporation (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-198278), together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was initially filed on August 20, 2014 and was amended on Form S-3 on September 30, 2014, October 6, 2014 and October 24, 2014.

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement pursuant thereto at this time. The Registration Statement has never been declared effective by the Commission, and the Company confirms it has not sold any securities under the Registration Statement.

The Company also requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use for the Company’s account.

Please forward a copy of the order consenting to the withdrawal of the Registration Statement to the undersigned via facsimile at (212) 578-1832 and via mail at Overseas Shipholding Group, Inc., 1301 Avenue of the Americas, 42nd Floor, New York, New York, 10019, with a copy to Jeffrey D. Karpf of Cleary Gottlieb Steen & Hamilton LLP via facsimile at (212) 225-3999.

If you have any questions or require additional information, please do not hesitate to contact James D. Small III, Senior Vice President, Secretary and General Counsel of the Company at (212) 251-1199 or Jeffrey D. Karpf of Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2864.

Very truly yours,

By: /s/ Ian T .Blackley

Name: Ian T. Blackley
Title: President and Chief Executive Officer

cc:	Jeffrey D. Karpf
Cleary Gottlieb Steen & Hamilton LLP

John T. Gaffney J. Alan Bannister
Gibson, Dunn & Crutcher LLP